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                                                                    EXHIBIT 99.1

                              HANARO TELECOM, INC.

Hanaro Telecom, Inc. (the "Company") held the 47th Board of Directors meeting on Thursday, October 24, 2002, with the following agenda.

1. Appointment of Mr. Yun-Sik Shin (formerly the President & CEO of the Company) as Chairman of the Board of Directors.

2. Appointment of Mr. Yun-Sik Shin as Representative Director & Chairman of the Company.

3. Appointment of Mr. Yun-Sik Shin as Acting Representative Director & CEO in the current absence of a CEO and until a new CEO is appointed.

The above three items were approved as proposed.